December 19, 2024

Shek Kin Pong
Chief Executive Officer
Wellchange Holdings Company Limited
Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street
Cheung Sha Wan, Kowloon, Hong Kong

        Re: Wellchange Holdings Company Limited
            Draft Registration Statement on Form F-1
            Submitted December 18, 2024
            CIK No. 0001990251
Dear Shek Kin Pong:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Yarona L. Yieh